Filed by Carter Validus Mission Critical REIT, Inc.
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934, as amended
Subject Company: Carter Validus Mission Critical REIT, Inc.
Commission File No.: 000-54675
PRESS RELEASE - FOR IMMEDIATE RELEASE
Carter Validus Mission Critical REIT, Inc. and Carter Validus Mission Critical REIT II, Inc. Announce Effective Form S-4 Registration Statement and Related Webcast and Video
TAMPA, FL - July 22, 2019 - Carter Validus Mission Critical REIT, Inc. (“CVREIT”) and Carter Validus Mission Critical REIT II, Inc. (“CVREIT II”), both registered, non-traded real estate investment trusts focused on investing in income-producing commercial real estate, announced today that, in connection with the pending merger of CVREIT and CVREIT II, the Form S-4 Registration Statement has been declared effective by the Securities and Exchange Commission (“SEC”) and is currently being printed and mailed to CVREIT stockholders.
In conjunction with this announcement, CVREIT prepared a video presentation for its stockholders detailing the voting process, transaction specifics and anticipated current and long-term benefits to CVREIT stockholders, which is featured on CVREIT’s homepage (www.cvmissioncriticalreit.com).
In addition, CVREIT posted a webcast discussion with CVREIT’s Chief Executive Officer and President, Michael Seton, highlighting pertinent details and answering frequently asked questions about the merger. The webcast may also be accessed on the homepage of CVREIT’s website (www.cvmissioncriticalreit.com). A transcript of the discussion is available on CVREIT’s website under Supplemental Investor Information in the Information Center section.
“We are excited to begin the voting process and are another step closer to the expected completion of the merger between CVREIT and CVREIT II. We believe that the combined company will provide significant advantages for CVREIT stockholders resulting from increased size and scale, including further portfolio diversification of tenancy and geography. The benefits are anticipated to ultimately culminate in increased potential liquidity options, leading to stockholder value,” stated Michael A. Seton, Chief Executive Officer and President of CVREIT.
The merger is expected to close in the second half of 2019, subject to certain closing conditions, including the approval of the merger by CVREIT stockholders.
About Carter Validus Mission Critical REIT, Inc.
Carter Validus Mission Critical REIT, Inc. is a public, non-traded corporation headquartered in Tampa, Florida, that has elected to be taxed and qualifies as a real estate investment trust and invests in mission critical healthcare real estate assets located throughout the United States. Mission critical real estate assets are purpose-built facilities designed to support the most essential operations of tenants. As of March 31, 2019, CVREIT owned 61 real estate properties.
About Carter Validus Mission Critical REIT II, Inc.
Carter Validus Mission Critical REIT II, Inc. is a public, non-traded corporation headquartered in Tampa, Florida, that currently qualifies and is taxed as a real estate investment trust that engages in the acquisition of quality income-producing commercial real estate with a focus on data centers and healthcare facilities. As of March 31, 2019, CVREIT II owned 84 real estate properties.

No Offer or Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information
In connection with the proposed transaction, CVREIT II has filed a Registration Statement on Form S-4 (File No. 333-232275), which has been declared effective by the SEC, and which contains a proxy statement of CVREIT, and also constitutes a prospectus of CVREIT II. This proxy statement/prospectus has been mailed to CVREIT’s shareholders. WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED BY CVREIT AND CVREIT II IN CONNECTION WITH THE PROPOSED MERGER WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CVREIT, CVREIT II AND THE PROPOSED MERGER. INVESTORS ARE URGED TO READ THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY. Investors may obtain these materials and other documents filed with the SEC free of charge at the SEC’s website (www.sec.gov). In addition, these materials also are available free of charge by accessing CVREIT’s website (www.cvmissioncriticalreit.com) or by accessing CVREIT II’s website (www.cvmissioncriticalreit2.com).

Forward-Looking Statements
This communication contains statements that constitute “forward-looking statements,” as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are intended to be covered by the safe harbor provided by the same. These statements are based on management’s current expectations and beliefs and are subject to a number of trends and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. CVREIT can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from CVREIT’s expectations include, but are not limited to, the risk that the proposed merger will not be consummated within the expected time period or at all; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the inability to obtain the stockholder approval with respect to CVREIT or the failure to satisfy the other conditions to completion of the proposed merger; risks related to disruption of management’s attention from the ongoing business operations due to the proposed merger; availability of suitable investment opportunities; changes in interest rates; the availability and terms of financing; general economic conditions; market conditions; legislative and regulatory changes that could adversely affect the business of CVREIT or CVREIT II; and other factors, including those set forth in the Risk Factors section of CVREIT’s most recent Annual Report on Form 10-K filed with the SEC, and other reports filed by CVREIT with the SEC, copies of which are available on the SEC’s website, www.sec.gov. CVREIT undertakes no obligation to update these statements for revisions or changes after the date of this communication, except as required by law.
Investor Relations Contact:
Miranda Davidson
IR@cvreit.com